## CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
Doug Heher
DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa
Project Manager

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014 2014

c) Qualifications:
I graduated with a B.Sc. Engineering (Mechanical) degree from the University of KwaZulu Natal - Durban in 1992; I am a member of the following professional associations: Registered Professional Engineer with the Engineering Council of South Africa (ECSA – Reg. No. 990333). I have completed gold and other studies as summarized below. I have practiced my profession from 1997 to now. I have read the definition of "qualified person" set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101. My relevant experience, with respect to the Obotan Gold Project Feasibility Study Technical Report, includes 17 years as an engineer and seven years as a project engineer and study manager.

d) Site Inspection:
I have not visited the Project site.

e) Responsibilities:
I was responsible for: Sections 1.1, 1.2, 1.5, 1.19,1.20 1.21, 1.22, Section 2, Section 3, Section 18,Section 19, Section 20, Section 21, Section 24, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i) Disclosure:
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 17 December 2014

Doug Heher
**Project Manager**

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600

| YEAR | CLIENT | COMMODITY | TYPE OF STUDY | PROJECT DESCRIPTION |
|---|---|---|---|---|
| 2008 | Red Island Minerals | Coal | PFS | PFS on Sakoa deposit in Madagascar incl. infrastructure |
| 2008/9 | Lonmin / Anglo JV | Platinum | DFS | Full process study incl. test work on the Pandora mine |
| 2010 | Confidential | Iron Ore / Coal | Concept | Bulk port on Yangtze river in China |
| 2011 | ENRC | Copper | Concept | 3.6 Mtpa Copper Concentrator in the DRC |
| 2011 | ENRC | Copper | FS | 3.6 Mtpa Copper Concentrator in the DRC |
| 2012 | ENRC | Copper | Execution | 3.6 Mtpa Copper Concentrator in the DRC |
| 2012 | Frontier | Rare Earths | PFS | Zandkopsdrift study in Northern Cape (still in progress) |
| 2012 | CIC Energy | Coal | Concept | Capex estimate for complete coal complex in Botswana |
| 2012 | Keegan | Gold | PFS review | Review of 3rd party PFS for Esaase mine in Ghana |
| 2012 | Keegan | Gold | Concept | Trade Off Study for the Esaase mine in Ghana |
| 2013 | Asanko | Gold | PFS | Full PFS from mining to economics – Esaase Ghana |
| 2014 | Energizer | Graphite | DFS | Full DFS |

## CONSENT OF QUALIFIED PERSON

**17 December 2014**

**TO:** British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

**AND TO:** Asanko Gold Inc.

Dear Sirs/Mesdames:

**RE: Asanko Gold Inc. (the "Company")**

I, Doug Heher, am an author of the technical report entitled "Definitive Project Plan for Phase 1 of the Asanko Gold Mine", with an effective date of 13 November, 2014 (the "**Technical Report**").

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 13 November, 2014 (the "**Disclosure Document**").

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,
Doug Heher
Project Manager

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600

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DRA PROJECTS SA (PTY) LTD

Directors: J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons